ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols
T +1 617 854 2418
F +1 617 951 7050
Kathleen.Nichols@ropesgray.com

February 13, 2019

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Kenneth Ellington

Re:                             PNC Funds (Registration Nos. 811-04416 and 033-00488)

Response to Comments Regarding Financial Statement Review

Dear Mr. Ellington:

This letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (“Staff”) on January 28, 2019 with respect to the Sarbanes-Oxley Review of Form N-CSR filings and where applicable, Form NSAR, Form N-MFP/A,  Form 40-17F2  and Form 40-17g filings of PNC Funds (the “Trust” or the “Registrant,” and each of its series, a “Fund,” and together, the “Funds”).  We respectfully submit this comment response letter on behalf of the Registrant and have, for your convenience, summarized the Staff’s comments, followed by the Registrant’s responses, in the main body of text below.

1.              Comment: The staff noted the following language under “Abbreviations and Definitions for Schedules of Investments and Financial Statements” of the Trust’s N-CSR filed on August 7, 2018:

Floating Rate Note. The rate shown is the rate in effect on May 31, 2018, and the date shown is the final maturity date, not the next reset or put date.

The staff requests that the Trust confirm that when disclosing an investment’s maturity date as required by Article 12-12 of Regulation S-X, the Trust reports the demand date with respect to those Funds that operate as money market funds pursuant to Rule 2a-7 under the Investment Company Act (“Money Market Funds”) in accordance with Audit Risk Alert 2010-11.79 (the “Audit Risk Alert”) or undertake to present such information in future filings.

Response: The Trust intends to disclose an investment’s demand date as requested by the Staff.

Annual Shareholder Reports

2.                                      Comment: The Staff noted that 28.0% of the PNC Emerging Markets Equity Fund’s (the “Fund”) total investments (before short-term investments purchased from securities loans) were invested in China as of May 31, 2018. The staff requests that the Trust explain why investing in China is not included as a principal investment strategy or a principal risk of the Fund.

Response: The Fund does not have a principal investment strategy to invest principally in China. The Trust has reviewed the principal investment strategy disclosure for the Fund and respectfully submits that that such disclosure accurately describes the Fund’s principal investment strategies and how the Fund intends to achieve its investment objectives in accordance with Item 9(b) of Form N-1A and summarizes such matters in accordance with Item 4(a) of Form N-1A. Further the Trust believes that the principal risks disclosed for each Fund appropriately describe those risks to which each Fund’s portfolio as a whole is expected to be subject in accordance with Item 9(c) of Form N-1A and summarizes such matters in accordance with Item 4(b) of Form N-1A.

3.                                      Comment: The Staff noted that the “Report of Independent Registered Accounting Firm” (the “Report”) filed in connection with the Trust’s filing on Form N-SAR on July 27, 2018 did not include the accounting firm’s city and state. The Staff requests that the Trust confirm it maintains a signed copy of the Report and that the accounting firm will provide its city and state in its report for future filings where such information is included.

Response: The Trust confirms that it maintains a signed copy of the Report and that any such future reports included in the Trust’s filings will include the accounting firm’s city and state.

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We believe that this submission fully responds to your comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:                                Michele Nahrstedt

Mallory L. Bivens, Esq.

Jeremy C. Smith, Esq.